Schedule 99.4

Execution Version

ASSIGNMENT AND ASSUMPTION AGREEMENT

This ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Assignment”) is made as of March 13, 2020, by and between Canada Pension Plan Investment Board, a federal Canadian Crown corporation (“Assignor”), as assignor, and CPP Investment Board PMI-2 Inc., a federal Canadian corporation and an Affiliate of Assignor (“Assignee”), as assignee. Capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Purchase Agreement (as defined below).

WHEREAS, Assignor entered into that certain Stock Purchase Agreement with Essential Utilities, Inc. (formerly known as Aqua America, Inc.), a Pennsylvania corporation (“Company”), dated as of March 29, 2019 (as amended, modified or supplemented from time to time, the “Purchase Agreement”); and

WHEREAS, pursuant to Section 7.4(b) of the Purchase Agreement, Assignor desires to assign its rights, interests and obligations under the Purchase Agreement to Assignee, and Assignee desires to assume Assignor’s rights, interests and obligations under the Purchase Agreement.

NOW THEREFORE, in consideration of the mutual covenants, agreements and stipulations set forth herein and the receipt and legal sufficiency of which are hereby mutually acknowledged, Assignor and Assignee hereby agree as follows:

1.               Assignor hereby assigns and transfers to Assignee all of Assignor’s rights, interests and obligations under the Purchase Agreement, and Assignee hereby assumes all such rights, interests and obligations of Assignor under, and agrees to be bound by the provisions of, the Purchase Agreement.

2.               All of the terms and provisions of this Assignment shall be binding upon and inure to the benefit of the parties hereto and their successors and permitted assigns.

3.                This Assignment (and any claim or controversy arising out of or relating to this Assignment) shall be governed by and construed in accordance with the laws of the State of New York (“New York”) applicable to contracts executed in and to be performed entirely within New York, regardless of the laws that might otherwise govern under any applicable conflict of laws principles. All actions arising out of or relating to this Assignment shall be subject to the provisions of Section 7.7 and Section 7.8 of the Purchase Agreement.

4.                Nothing in this Assignment, express or implied, is intended to confer upon any party other than the parties hereto (except for their successors or permitted assigns) any rights, remedies, obligations or liabilities.

5.                The parties hereto may execute this Assignment in one or more counterparts, each of which will be deemed an original and all of which, when taken together, will be deemed to constitute one and the same agreement. Any signature page hereto delivered by facsimile machine or by e-mail (including in portable document format (pdf), as a joint photographic experts group (jpg) file, or otherwise) shall be binding to the same extent as an original signature page, with regard to any agreement subject to the terms hereof or any amendment thereto and may be used in lieu of the original signatures for all purposes. Any party hereto that delivers such a signature page agrees to deliver promptly an original counterpart to any other party hereto that requests it.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have caused this Assignment and Assumption Agreement to be executed by their duly authorized representatives as of the date first written above.

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Michael Koen
Name:	Michael Koen
Title:	Managing Director, Head of Relationship Investments

By:	/s/ Wendy Franks
Name:	Wendy Franks
Title:	Senior Principal, Relationship Investments

[Signature Page to Assignment and Assumption Agreement]